SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                               (Rule 13d-101)

  Information to be included in Statements Filed Pursuant To Rule 13d-1(a)
          and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                             (Amendment No. 4)


                      VALUEVISION INTERNATIONAL, INC.
                      -------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                       -----------------------------
                       (Title of Class of Securities)


                                 92047K107
                       -----------------------------
                              (CUSIP Number)


                            Lawrence P. Tu, Esq.
                    National Broadcasting Company, Inc.
                           30 Rockefeller Plaza
                          New York, New York 10112
                               (212) 664-4444
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             November 16, 2001
          --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                          Page 2
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                GE CAPITAL EQUITY INVESTMENTS, INC.
                06-1468495
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      -0-
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        16,013,918
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                       -0-
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            16,013,918
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,013,918
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             37.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                          Page 3
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                NATIONAL BROADCASTING COMPANY, INC.
                14-1682529
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
             See Item 3.
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      -0-
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        16,013,918
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                         6,198,485
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                             16,013,918
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             22,212,403
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.0%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                           Page 4
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                GENERAL ELECTRIC CAPITAL CORPORATION
                13-1500700
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
             Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      -0-
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        16,013,918
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                       -0-
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            16,013,918
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,013,918
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             37.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!






-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                        Page 5
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              GENERAL ELECTRIC CAPITAL SERVICES, INC.
              06-1109503
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
             Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      Disclaimed (see 11 below)
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        -0
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                        Disclaimed (see 11 below)
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                        Page 6
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                GENERAL ELECTRIC COMPANY
                14-0689340
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
             Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      Disclaimed (see 11 below)
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        -0
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                        Disclaimed (see 11 below)
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by
             General Electric Company
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





-------------------------------------------------------------------------------
CUSIP NO. 92047K107             SCHEDULE 13D/A                        Page 7
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                NATIONAL BROADCASTING COMPANY HOLDING, INC.
                13-3448662
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
             Not Applicable
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [   ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      Disclaimed (see 11 below)
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                        -0-
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                        Disclaimed (see 11 below)
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by
             National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ X ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Not applicable (see 11 above)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





            This Amendment No. 4 (this "Amendment") amends the Schedule 13D filed on April 26, 1999, as amended by Amendment No. 1 filed on June 3, 1999, Amendment No. 2 filed on July 6, 1999 and Amendment No. 3 filed on November 29, 2000 (as so amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.


Item 2.     Identity and Background.

            As of the date hereof, the name, business address, principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE, Capital GECS, GE and NBC Holding are set forth on Schedules A, B, C, D, E and F, respectively, attached hereto.


Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

            On March 20, 2001, pursuant to the Distribution Agreement, the Company issued to NBC Performance Distributor Warrants to purchase up to 343,725 shares of Common Stock at a purchase price of $23.07 per share (the "First Performance Distributor Warrants").

            On August 13, 2001, NBC, as successor to NBC Internet Inc., as successor to Xoom.com, Inc., acquired warrants to purchase 404,760 shares of Common Stock at a purchase price of $24.71 per share (the "NBCi Warrants").


Item 5.      Interest in Securities of the Issuer.

            The responses of the Reporting Persons on Rows (11) through
(13) of the cover pages of this Amendment are incorporated herein by reference. As of the date of this filing, GECEI, NBC, and GE Capital, by virtue of its ownership of all of the Common Stock of GECEI, may be deemed to have joint beneficial ownership of (i) 10,674,418 shares of outstanding Common Stock of the Company and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, NBC beneficially owns the Distributor Warrant, which is currently exercisable for 1,450,000 shares of Common Stock, the Branding Warrants, which are currently exercisable for 4,000,000 shares of Common Stock, the First Performance Distributor Warrants, which are currently exercisable for 343,725 shares of Common Stock and the NBCi Warrant, which is currently exercisable for 404,760 shares of Common Stock (which securities do not include the 2,000,000 additional shares of Common Stock subject to the Branding Warrants for which the Branding Warrants are not yet exercisable). According to the Company's Form 10-Q filed on December 13, 2001, as of December 10, 2001, the Company had 37,864,406 shares of Common Stock issued and outstanding (including 10,674,418 outstanding shares of Common Stock beneficially owned by the Reporting Persons on such date). Accordingly, as of the date hereof NBC may be deemed to have beneficial ownership of 45.0% of the outstanding shares of Common Stock, assuming (i) issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares, (ii) the exercise of the Distributor Warrant with respect to 1,450,000 shares of Common Stock, (iii) the exercise of the Branding Warrants with respect to 4,000,000 shares of Common Stock, (iv) the exercise of the First Performance Distributor Warrants with respect to 343,725 shares of Common Stock and (v) the exercise of the NBCi Warrant with respect to 404,760 shares of Common Stock (which securities do not include the 2,000,000 additional shares of Common Stock subject to the Branding Warrants for which the Branding Warrants are not yet exercisable). As of the date hereof, GECEI and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to have joint beneficial ownership of 37.1% of the outstanding shares of Common Stock, assuming the issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares.


Item 7.           Exhibits.

Exhibit 14.       Warrant Certificate
Exhibit 15        Warrant Certificate





                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 14, 2002

GE CAPITAL EQUITY INVESTMENTS, INC.

By:      /s/ Jonathan K. Sprole
         ----------------------------------------
         Jonathan K. Sprole, Managing Director


GENERAL ELECTRIC CAPITAL CORPORATION


By:      /s/ Jonathan K. Sprole
         ----------------------------------------
         Jonathan K. Sprole, Department Operations Manager


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:      /s/ Jonathan K. Sprole
         ----------------------------------------
         Jonathan K. Sprole, Attorney-in-Fact


GENERAL ELECTRIC COMPANY


By:      /s/ Jonathan K. Sprole
         ----------------------------------------
         Jonathan K. Sprole, Attorney-in-Fact


NATIONAL BROADCASTING COMPANY, INC.


By:      /s/ Elizabeth A. Newell
         ----------------------------------------
         Elizabeth A. Newell, Assistant Secretary


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:      /s/  Elizabeth A. Newell
         ----------------------------------------
         Elizabeth A. Newell, Assistant Secretary






                                                    SCHEDULE A
                                        GE CAPITAL EQUITY INVESTMENTS, INC.
                                                     DIRECTORS

                                        PRESENT
NAME                                    BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
---------------------                   ----------------                        --------------------
John L. Flannery                        GE Capital Corporation                  President, Chairman of the Board
                                        120 Long Ridge Road
                                        Stamford, CT 06927

Mr. Flannery is a U.S. citizen.



                                        GE CAPITAL EQUITY INVESTMENTS, INC.
                                                EXECUTIVE OFFICERS

                                        PRESENT
NAME                                    BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
---------------------                   ----------------                        --------------------
John L. Flannery, Jr.                   GE Capital Corporation                  President and Chairman of the Board
                                        120 Long Ridge Road
                                        Stamford, CT 06927

Jonathan K. Sprole                      GE Capital Corporation                  Managing Director, General Counsel
                                        120 Long Ridge Road                     and Secretary
                                        Stamford, CT 06927

Daniel Janki                            GE Capital Corporation                  Chief Financial Officer
                                        120 Long Ridge Road
                                        Stamford, CT 06927

Mario Mastrantoni                       GE Capital Corporation                  Vice President - Controller
                                        120 Long Ridge Road
                                        Stamford, CT 06927

Barbara J. Gould                        GE Capital Corporation                  Managing Director, Associate General
                                        120 Long Ridge Road                     Counsel and Assistant Secretary
                                        Stamford, CT 06927

Peter J. Muniz                          GE Capital Corporation                  Senior Vice President, Associate
                                        120 Long Ridge Road                     General Counsel and Assistant
                                        Stamford, CT   06927                    Secretary

Mark Horncastle                         Clarges House                           Senior Vice President, Associate
                                        612 Clarges Street                      General Counsel and Assistant
                                        London, England                         Secretary

Ian Sharpe                              GE Capital Corporation                  Vice President - Taxes
                                        120 Long Ridge Road
                                        Stamford, CT 06927

Citizenship:
------------
Mark Horncastle            U.K.
All Others                 U.S.A.






                                                    SCHEDULE B
                                        NATIONAL BROADCASTING COMPANY, INC.
                                                     DIRECTORS

                                        PRESENT
NAME                                    BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
---------------------                   ----------------                        --------------------
S.S. Cathcart                           222 Wisconsin Avenue                    Retired Chairman,
                                        Suite 103                               Illinois Tool Works
                                        Lake Forest, IL 60045

D.D. Dammerman                          General Electric Company                Vice Chairman of the Board
                                        3135 Easton Turnpike                    and Executive Officer,
                                        Fairfield, CT 06431                     General Electric Company;
                                                                                Chairman, General Electric
                                                                                Capital Services, Inc.

P. Fresco                               Fiat SpA                                Chairman of the Board,
                                        via Nizza 250                           Fiat SpA
                                        10126 Torino, Italy

A. M. Fudge                             General Electric Company                Former Executive Vice
                                        3135 Easton Turnpike                    President Kraft Foods, Inc.
                                        Fairfield, CT 06431

J. R. Immelt                            General Electric Company                Chairman of the Board
                                        3135 Easton Turnpike                    and Chief Executive
                                        Fairfield, CT 06431                     Officer, General Electric Company

A. Jung                                 Avon Products, Inc.                     President and Chief
                                        1345 Avenue of the Americas             Executive Officer,
                                        New York, NY  10105                     Avon Products, Inc.

K.G. Langone                            Invemed Associates, Inc.                Chairman, President and
                                        375 Park Avenue                         Chief Executive Officer,
                                        New York, NY  10152                     Invemed Associates, Inc.

R.B. Lazarus                            Ogilvy & Mather Worldwide               Chairman and Chief
                                        309 West 49th Street                    Executive Officer
                                        New York, NY 10019-7316

S.G. McNealy                            Sun Microsystems, Inc.                  Chairman, President and
                                        901 San Antonio Road                    Chief Executive Officer,
                                        Palo Alto, CA 94303-4900                Sun Microsystems, Inc.

G.G. Michelson                          Federated Department Stores             Former Member of the
                                        151 West 34th Street                    Board of Directors,
                                        New York, NY 10001                      Federated Department Stores

S. Nunn                                 King & Spalding                         Partner, King & Spalding
                                        191 Peachtree Street, N.E.
                                        Atlanta, Georgia 30303

R.S. Penske                             Penske Corporation                      Chairman of the Board
                                        13400 Outer Drive, West                 and President, Penske Corporation
                                        Detroit, MI 48239-4001

F.H.T. Rhodes                           Cornell University                      President Emeritus,
                                        3104 Snee Building                      Cornell University
                                        Ithaca, NY 14853

G. L. Rogers                            General Electric Company                Vice Chairman of the Board
                                        3135 Easton Turnpike                    and Executive Officer,
                                        Fairfield, CT 06431                     General Electric Company

A.C. Sigler                             Champion International                  Retired Chairman of the
                                        Corporation                             Board and CEO
                                        1 Champion Plaza                        and former Director,
                                        Stamford, CT 06921                      Champion International Corporation

D.A. Warner III                         J. P. Morgan Chase & Co.,               Chairman of the Board
                                        270 Park Avenue                         The Chase Manhattan Bank and Morgan
                                        New York, NY 10017-2070                 Guaranty Trust Co. of New York

R. C. Wright                            National Broadcasting Company, Inc.     Vice Chairman of the Board
                                        30 Rockefeller Plaza                    and Executive Officer,
                                        New York, NY  10112                     General Electric Company;
                                                                                Chairman and Chief
                                                                                Executive Officer, National
                                                                                Broadcasting Company, Inc.

                                                 Citizenship
                                                  -----------
                                  P. Fresco                        Italy
                                  Andrea Jung                      Canada
                                  All Others                       U.S.A.






                                        NATIONAL BROADCASTING COMPANY, INC

                                                EXECUTIVE OFFICERS

                                        PRESENT
NAME                                    BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
---------------------                   ----------------                        --------------------
J.R. Immelt                             General Electric Company                Chairman of the Board and
                                        3135 Easton Turnpike                    Chief Executive Officer
                                        Fairfield, CT 06431

R. C. Wright                            National Broadcasting Company, Inc.     Vice Chairman of the Board
                                        30 Rockefeller Plaza                    and Executive Officer,
                                        New York, NY  10112                     General Electric Company;
                                                                                Chairman and Chief


M. W. Begor                             National Broadcasting Company, Inc.     Executive Vice President/
                                        30 Rockefeller Plaza                    Chief Financial Officer/
                                        New York, NY  10112                     Treasurer

W. L. Bolster                           National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

R. Cotton                               National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

D. Ebersol                              National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

J. W. Eck                               National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

R. A. Falco                             National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

B. W. Heineman, Jr.                     General Electric Company                Senior Vice President -
                                        3135 Easton Turnpike                    General Counsel and
                                        Fairfield, CT 06431                     Secretary General Electric Company


J. W. Ireland III                       National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

A. R. Lack                              National Broadcasting Company, Inc.     President and Chief
                                        30 Rockefeller Plaza                    Operating Officer
                                        New York, NY 10112

P. Madison                              National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

S. Sassa                                National Broadcasting Company, Inc.      Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

E. J. Scanlon                           National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

N. Shapiro                              National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

P. Thomas-Graham                        National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

L. Tu                                   National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

M. Yudkovitz                            National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

D. Zaslav                               National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

J. Zucker                               National Broadcasting Company, Inc.     Executive Vice President
                                        30 Rockefeller Plaza
                                        New York, NY 10112

                                                Citizenship: U.S.A.





                                                    SCHEDULE C
                                       GENERAL ELECTRIC CAPITAL CORPORATION
                                                     DIRECTORS

                                         PRESENT
NAME                                     BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
---------------------                    ----------------                       --------------------
Nancy E. Barton                          GE Capital Corporation                 Senior Vice President,
                                         260 Long Ridge Road                    General Counsel and Secretary
                                         Stamford, CT  06927

James R. Bunt                            General Electric Company               Vice President and Treasurer
                                         3135 Easton Turnpike
                                         Fairfield, CT  06431

David L. Calhoun                         GE Aircraft Engines                    Chief Executive Officer
                                         1 Neumann Way
                                         Cinchinnati, OH  45215

Dennis D. Dammerman                      General Electric Company               Vice Chairman of the Board and
                                         3135 Easton Turnpike                   Executive Officer
                                         Fairfield, CT  06431

Scott C. Donnelly                        General Elecrtric CR&D                 Senior Vice President
                                         One Research Circle
                                         Niskayuna, NY  12309

Michael D. Fraizer                       GE Financial Assurance                 President & CEO
                                         6604 W. Broad Street
                                         Richmond, VA   23230

Arthur H. Harper                         GE Capital Corporation                 Executive Vice President
                                         260 Long Ridge Road
                                         Stamford, CT  06927

Benjamin W. Heineman, Jr.                General Electric Company               Senior Vice President,
                                         3135 Easton Turnpike                   General Counsel and Secretary
                                         Fairfield, CT  06431

Jeffrey R. Immelt                        General Electric Company               Chairman and CEO
                                         3135 Easton Turnpike
                                         Fairfield, CT  06431

Robert Jeffe                             General Electric Company               Senior Vice President,
                                         3135 Easton Turnpike                   Corporate Business Development
                                         Fairfield, CT  06431

John H. Myers                            GE Investment Corporation              Chairman and President
                                         3003 Summer Street, 7th Fl.
                                         Stamford, CT  06905

Denis J. Nayden                          GE Capital Corporation                 Chairman and CEO
                                         260 Long Ridge Road
                                         Stamford, CT  06927

Michael A. Neal                          GE Capital Corporation                 President and COO
                                         260 Long Ridge Road
                                         Stamford, CT  06927

James A. Parke                           GE Capital Corporation                 Vice Chairman and CFO
                                         260 Long Ridge Road
                                         Stamford, CT  06927

Ronald R. Pressman                       Employers Reinsurance Corporation      Chairman, President & CEO
                                         5200 Metcalf
                                         Overland Park, KS 66204

Gary M. Reiner                           General Electric Company               Sr. Vice President &
                                         3135 Easton Turnpike                   Chief Information Officer
                                         Fairfield, CT  06431

Gary L. Rogers                           General Electric Company               Vice Chairman
                                         3135 Easton Turnpike
                                         Fairfield, CT  06431

John M. Samuels                          General Electric Company               Vice President & Senior Counsel
                                         3135 Easton Turnpike                   Corporate Taxes
                                         Fairfield, CT  06431

Keith S. Sherin                          General Electric Company               Senior Vice President, Finance
                                         3135 Easton Turnpike                   & CFO
                                         Fairfield, CT  06431

Edward D. Stewart                        GE Capital Corporation                 Executive Vice President
                                         1600 Summer Street
                                         Stamford, CT  06927

Robert C. Wright                         National Broadcasting Company,Inc.     Chairman & CEO
                                         30 Rockefeller Plaza
                                         New York, NY  10112

                                                Citizenship: U.S.A.





                                       GENERAL ELECTRIC CAPITAL CORPORATION

                                                     OFFICERS

                                   PRESENT
NAME                               BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------              ----------------                            --------------------
Denis J. Nayden                    GE Capital Corporation                      Chairman and CEO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Michael A. Neal                    GE Capital Corporation                      President and COO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

James A. Parke                     GE Capital Corporation                      Vice Chairman & CFO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Arthur H. Harper                   GE Capital Corporation                      Executive Vice President
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Edward D. Stewart                  GE Capital Corporation                      Executive Vice President
                                   1600 Summer Street
                                   Stamford, CT   06927

Nancy E. Barton                    GE Capital Corporation                      Senior Vice President,
                                   260 Long Ridge Road                         General Counsel & Secretary
                                   Stamford, CT  06927

Kathryn A. Cassidy                 GE Capital Corporation                      Senior Vice President
                                   201 High Ridge Road                         Treasury & Global Funding
                                   Stamford, CT  06927

James A. Colica                    GE Capital Corporation                      Senior Vice President
                                   260 Long Ridge Road                         Global Risk Management
                                   Stamford, CT  06927

Richard D'Avino                    GE Capital Corporation                      Senior Vice President, Taxes
                                   777 Long Ridge Road
                                   Stamford, CT  06927

Richard L. Lewis                   GE Capital Corporation                      Senior Vice President
                                   120 Long Ridge Road
                                   Stamford, CT   06927

David R. Nissen                    GE Capital Corporation                      Senior Vice President
                                   1600 Summer Street                          Global Consumer Finance
                                   Stamford, CT  06927

Marc J. Saperstein                 GE Capital Corporation                      Senior Vice President
                                   260 Long Ridge Road                         Human Resources
                                   Stamford, CT  06927

Joan C. Amble                      GE Capital Corporation                      Vice President and Controller
                                   260 Long Ridge Road
                                   Stamford, CT  06927


                                                Citizenship: U.S.A.





                                                    SCHEDULE 1
                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                                     DIRECTORS

                                   PRESENT
NAME                               BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------              ----------------                            --------------------
Nancy E. Barton                    GE Capital Corporation                      Senior Vice President,
                                   260 Long Ridge Road                         General Counsel and Secretary
                                   Stamford, CT  06927

James R. Bunt                      General Electric Company                    Vice President and Treasurer
                                   3135 Easton Turnpike
                                   Fairfield, CT  06431

David L. Calhoun                   GE Aircraft Engines                         Chief Executive Officer
                                   1 Neumann Way
                                   Cinchinnati, OH  45215

Dennis D. Dammerman                General Electric Company                    Vice Chairman of the Board and
                                   3135 Easton Turnpike                        Executive Officer
                                   Fairfield, CT  06431

Scott C. Donnelly                  General Elecrtric CR&D                      Senior Vice President
                                   One Research Circle
                                   Niskayuna, NY  12309

Michael D. Fraizer                 GE Financial Assurance                      President & CEO
                                   6604 W. Broad Street
                                   Richmond, VA   23230

Arthur H. Harper                   GE Capital Corporation                      Executive Vice President
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Benjamin W. Heineman, Jr.          General Electric Company                    Senior Vice President,
                                   3135 Easton Turnpike                        General Counsel and Secretary
                                   Fairfield, CT  06431

Jeffrey R. Immelt                  General Electric Company                    Chairman and CEO
                                   3135 Easton Turnpike
                                   Fairfield, CT  06431

Robert Jeffe                       General Electric Company                    Senior Vice President,
                                   3135 Easton Turnpike                        Corporate Business Development
                                   Fairfield, CT  06431

John H. Myers                      GE Investment Corporation                   Chairman and President
                                   3003 Summer Street, 7th Fl.
                                   Stamford, CT  06905

Denis J. Nayden                    GE Capital Corporation                      Chairman and CEO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Michael A. Neal                    GE Capital Corporation                      President and COO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

James A. Parke                     GE Capital Corporation                      Vice Chairman and CFO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Ronald R. Pressman                 Employers Reinsurance Corporation           Chairman, President & CEO
                                   5200 Metcalf
                                   Overland Park, KS 66204

Gary M. Reiner                     General Electric Company                    Sr. Vice President &
                                   3135 Easton Turnpike                        Chief Information Officer
                                   Fairfield, CT  06431

Gary L. Rogers                     General Electric Company                    Vice Chairman
                                   3135 Easton Turnpike
                                   Fairfield, CT  06431

John M. Samuels                    General Electric Company                    Vice President & Senior Counsel
                                   3135 Easton Turnpike                        Corporate Taxes
                                   Fairfield, CT  06431

Keith S. Sherin                    General Electric Company                    Senior Vice President, Finance
                                   3135 Easton Turnpike                         & CFO
                                   Fairfield, CT  06431

Edward D. Stewart                  GE Capital Corporation                      Executive Vice President
                                   1600 Summer Street
                                   Stamford, CT  06927

Robert C. Wright                   National Broadcasting Company,Inc.          Chairman & CEO
                                   30 Rockefeller Plaza
                                   New York, NY  10112

                                                Citizenship: U.S.A.




                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                                 EXECUTIVE OFFICERS

                                   PRESENT
NAME                               BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------              ----------------                            --------------------
Dennis D. Dammerman                GE Company                                  Vice Chairman and
                                   3135 Easton Turnpike                        Executive Officer
                                   Fairfield, CT  06431

Denis J. Nayden                    GE Capital Corporation                      Chairman and CEO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Michael D. Fraizer                 GE Financial Assurance                      Executive Vice President
                                   6604 W. Broad Street
                                   Richmond, VA  23230

Arthur H. Harper                   GE Capital Corporation                      Executive Vice President
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Michael A. Neal                    GE Capital Corporation                      President and COO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

James A. Parke                     GE Capital Corporation                      Vice Chairman & CFO
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Arthur H. Harper                   GE Capital Corporation                      Executive Vice President
                                   260 Long Ridge Road
                                   Stamford, CT  06927

Edward D. Stewart                  GE Capital Corporation                      Executive Vice President
                                   1600 Summer Street
                                   Stamford, CT   06927

Nancy E. Barton                    GE Capital Corporation                      Senior Vice President,
                                   260 Long Ridge Road                         General Counsel & Secretary
                                   Stamford, CT  06927

Kathryn A. Cassidy                 GE Capital Corporation                      Senior Vice President
                                   201 High Ridge Road                         Treasury & Global Funding
                                   Stamford, CT  06927

James A. Colica.                   GE Capital Corporation                      Senior Vice President
                                   260 Long Ridge Road                         Global Risk Management
                                   Stamford, CT  06927

Richard D'Avino                    GE Capital Corporation                      Senior Vice President, Taxes
                                   777 Long Ridge Road
                                   Stamford, CT  06927

Richard L. Lewis                   GE Capital Corporation                      Senior Vice President
                                   120 Long Ridge Road
                                   Stamford, CT   06927

David R. Nissen                    GE Capital Corporation                      Senior Vice President
                                   1600 Summer Street                          Global Consumer Finance
                                   Stamford, CT  06927

Marc J. Saperstein                 GE Capital Corporation                      Senior Vice President
                                   260 Long Ridge Road                         Human Resources
                                   Stamford, CT  06927

Joan C. Amble                      GE Capital Corporation                      Vice President and Controller
                                   260 Long Ridge Road
                                   Stamford, CT  06927


                                                Citizenship: U.S.A.





                                                    SCHEDULE E
                                             GENERAL ELECTRIC COMPANY
                                                     DIRECTORS

                                 PRESENT
NAME                             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------            ----------------                            --------------------
J.I. Cash, Jr.                   Harvard Business School                     Professor of Business
                                 Morgan Hall                                 Administration-Graduate
                                 Soldiers Field Road                         School of Business
                                 Boston, MA 02163                            Administration, Harvard University

S.S. Cathcart                    222 Wisconsin Avenue                        Retired Chairman,
                                 Suite 103                                   Illinois Tool Works
                                 Lake Forest, IL  60045

Dennis D. Dammerman              General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer.
                                 Fairfield, CT  06431                        General Electric Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

P. Fresco                        Fiat SpA                                    Chairman of the Board
                                 Via Nizza 250                               Fiat SpA
                                 10126 Torino, Italy

A.M. Fudge                       4 Lowlyn Road                               Former Executive Vice
                                 Westport, CT  06880                         President, Kraft Foods, Inc.

C.X. Gonzalez                    Kimberly-Clark de Mexico,                   Chairman of the Board and Chief
                                 S.A. de C.V.                                Executive Officer, Kimberly-Clark de
                                 Jose Luis Lagrange 103,                     Mexico, Sa.A. de C.V.
                                 Tercero Piso
                                 Colonia Los Morales
                                 Mexico, D.F. 11501, Mexico

Jeffrey R. Immelt                General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer,
                                 Fairfield, CT  06431                        General Electric Company

A. Jung                          Avon Products                               Chairman and Chief Executive Officer,
                                 1345 Avenue of the Americas                 Avon Products, Inc.
                                 New York, NY  10105

K.G. Langone                     Invemed Associates, Inc.                    Chairman, President and
                                 375 Park Avenue                             Chief Executive Officer,
                                 New York, NY  10152                         Invermed Associates, Inc.


R.B. Lazarus                     Ogilvy & Mather Worldwide                   Chairman and Chief
                                 309 West 49th Street                        Executive Officer
                                 New York, NY  10019-7316

S.G. McNealy                     Sun Microsystems, Inc.                      Chairman, President and
                                 901 San Antonio Road                        Chief Executive Officer,
                                 Palo Alto, CA  94303-4900                   Sun Microsystems, Inc.

G.G. Michelson                   Federated Department Stores                 Former Member of the Board of
                                 151 West 34th Street                        Directors,
                                 New York, NY  10001                         Federated Department Stores

S. Nunn                          King & Spalding                             Partner, King & Spalding
                                 191 Peachtree Stsreet, N.E.
                                 Atlanta, Georgia 30303

R.S. Penske                      Penske Corporation                          Chairman of the Board
                                 13400 Outer Drive, West                     and President,
                                 Detroit, MI  48239-4001                     Penski Corporation

F.H.T. Rhodes                    Cornell University                          President Emeritus
                                 3104 Snee Building                          Cornell University
                                 Ithaca, NY   14853

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board
                                 3135 Easton Turnpike                        and Executive Officer,
                                 Fairfield, CT  06431                        General Electric Company

A.C. Sigler                      Champion International                      Retired Chairman of the
                                 Corporation                                 Board and CEO and
                                 1 Champion Plaza                            Former Director,
                                 Stamford, CT  06921                         Champion International
                                                                             Corporation

D.A. Warner III                  J.P. Morgan Chase & Co.,                    Retired Chairman of the Board
                                 The Chase Manhattan Bank and
                                 Morgan Guaranty Trust Co. of New York
                                 345 Park Avenue
                                 New York, NY 10154

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer,
                                 New York, NY  10112                         General Electric Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

                                                        Citizenship
                                                        -----------

                                            P. Fresco                  Italy
                                            C.X. Gonzalez              Mexico
                                            A. Jung                    Canada
                                            All Others                 U.S.A.





                                             GENERAL ELECTRIC COMPANY

                                                EXECUTIVE OFFICERS

                                 PRESENT
NAME                             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------            ----------------                            ---------------------
J.R. Immelt                      General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer
                                 Fairfield, CT  06431

P.D. Ameen                       General Electric Company                    Vice President and Controller
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431

J.R. Bunt                        General Electric Company                    Vice President and
                                 3135 Easton Turnpike                        Treasurer
                                 Fairfield, CT  06431

D.C. Calhoun                     General Electric Company                    Senior Vice President
                                 1 Neumann Way                               GE Aircraft Engines
                                 Cincinnati, OH  05215

J.P. Campbell                    General Electric Company                    Vice President
                                 Appliance Park                              GE Appliances
                                 Louisville, KY  40225


W.J. Conaty                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Human Resources
                                 Fairfield, CT  06431

D.D. Dammerman                   General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer.
                                 Fairfield, CT  06431                        General Electric Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

S.C. Donnelly                    General Electric Company                    Senior Vice President
                                 Once Research Circle                        Corporate Research and
                                 Niskayuna 12309                             Development

M.J. Espe                        General Electric Company                    Senior Vice President
                                 Nela Park                                   GE Lighting
                                 Cleveland, OH  44112

Y. Fujimori                      General Electric Company                    Senior Vice President
                                 1 Plastics Avenue                           GE Plastics
                                 Pittsfield, MA  01201

B.W. Heinemann, Jr.              General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        General Counsel and
                                 Fairfield, CT  06431                        Secretary

J.M. Hogan                       General Electric Company                    Senior Vice President
                                 P.O. Box 414                                GE Medical Systems
                                 Milwauke, WI  53201

R.A. Jeffe                       General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Corporate Business
                                 Fairfield, CT  06431                        Development

J. Krenicki, Jr.                 General Electric Company                    Vice President
                                 2901 East Lake Road                         GE Transportation Systems
                                 Eire, PA  16531

R.W. Nelson                      General Electric Company                    Vice President
                                 3135 Easton Turnpike                        Corporate Financial Planning and
                                 Fairfield, CT  06431                        Analysis

G.M. Reiner                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Chief Information Officer
                                 Fairfield, CT  06431

J.G. Rice                        General Electric Company                    Senior Vice President
                                 4200 Wildwood Parkway                       GE Power Systems
                                 Atlanta, GA  30339

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board
                                 3135 Easton Turnpike                        and Executive Officer
                                 Fairfield, CT  06431

K.S. Sherin                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Finance and Chief Financial Officer
                                 Fairfield, CT  06431

L.G. Trotter                     General Electric Company                    Senior Vice President
                                 41 Woodford Avenue                          GE Industrial Systems
                                 Plainville, CT   06062

W. A. Woodburn                   General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        GE Speciality Materials
                                 Fairfield, CT  06431

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer,
                                 New York, NY  10112                         General Electric Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.






                                                    SCHEDULE F
                                    NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                                     DIRECTORS

                                     PRESENT
NAME                                 BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
---------------------                ----------------                               ---------------------
James I. Cash, Jr.                    Harvard Business School                        Professor of Business
                                      Morgan Hall                                    Administration-Graduate
                                      Soldiers Field Road                            School of Business
                                      Boston, MA  02163                              Administration, Harvard
                                                                                     University

S.S. Cathcart                         222 Wisconsin Avenue                           Retired Chairman
                                      Suite 103                                      Illinois Tool Works
                                      Lake Forest, IL 60045

D.D. Dammerman                        General Electric Company                       Vice Chairman of the Board
                                      3135 Easton Turnpike                           And Executive Officer,
                                      Fairfield, CT  06431                           General Electric Company;
                                                                                     Chairman,
                                                                                     General Electric Capital
                                                                                     Services, Inc.

P. Fresco                             Fiat SpA                                       Chairman of the Board,
                                      Via Nissa 250                                  Fiat SpA
                                      10126 Torino, Italy

Claudio Gonzalez                      Kimberley-Clark de Mexico                      Chairman of the Board
                                      S.A. de C.V.                                   And Chief Executive Officer,
                                      Jose Luis Lagrange 103,                        Kimberley-Clark de Mexico,
                                      Tercero Piso                                   S.A. de C.V.
                                      Colonia Los Morales
                                      Mexico, D.F. 11510, Mexico

A. Jung                               Avon Products, Inc.                            President and Chief
                                      1345 Avenue of the Americas                    Executive Officer,
                                      New York, NY  10105                            Avon Products, Inc.

S.G. McNealy                          Sun Microsystems, Inc.                         Chairman, President and Chief
                                      901 San Antonia Road                           Executive Officer,
                                      Paolo Alto, CA  94303-4900                     Sun Microsystems, Inc.

G.G. Michelson                        Federated Department Stores                    Former Member of the
                                      151 West 34th Street                           Board of Directors, Federated
                                      New York, NY 10001                             Department Stores

S. Nunn                               King & Spalding                                Partner, King & Spalding
                                      191 Peachtree Street, N.E.
                                      Atlanta, Georgia 30303

R.S. Penske                           Penske Corporation                             Chairman of the Board
                                      13400 Outer Drive, West                        And President, Penske
                                      Detroit, MI 48239-4001                         Corporation

F.H.T. Rhodes                         Cornell University                             President Emeritus,
                                      3104 Snee Building                             Cornell University
                                      Ithaca, NY 14853

A.C. Sigler                           Champion International Corporation             Retired Chairman of the Board
                                      1 Champion Plaza                               and CEO and former Director
                                      Stamford, CT  06921                            Champion International
                                                                                     Corporation

D.A. Warner III                       J.P. Morgan Chase & Co.                        Chairman of the Board
                                      270 Park Avenue                                The Chase Manhattan Bank and
                                      New York, NY  10017-2070                       Morgan Guaranty Trust Co. of
                                                                                     New York

                                                   Citizenship:
                                                   ------------

                                    P. Fresco                          Italy
                                    Andrea Jung                        Canada
                                    All Others                         U.S.A.






                                    NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                               EXECUTIVE OFFICERS


                                      PRESENT
NAME                                  BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
---------------------                 ----------------                            ----------
Robert C. Wright                      National Broadcasting Company, Inc.         Chairman, Chief
                                      30 Rockefeller Plaza                        Executive Officer
                                      New York, NY 10112

Andrew Lack                           National Broadcasting Company, Inc.         President, Chief
                                      30 Rockefeller Plaza                        Operating Officer
                                      New York, NY 10112

Mark Vachon                           National Broadcasting Company, Inc.         Vice President,
                                      30 Rockefeller Plaza                        Treasurer
                                      New York, NY 10112

Brian O'Leary                         National Broadcasting Company, Inc.         Assistant Treasurer
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Benjamin Heineman, Jr.                General Electric Company                    Secretary
                                      3135 Easton Turnpike
                                      Fairfield, CT 06431

Eliza Fraser                          General Electric Company                    Assistant Secretary
                                      3135 Easton Turnpike
                                      Fairfield, CT 06431

Elizabeth Newell                      National Broadcasting Company, Inc.         Assistant Secretary
                                      30 Rockefeller Plaza
                                      New York, NY 10112